SAFRAN

March 21, 2007

RECEIVED

2007 MAY 31 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SIÈGE SOCIAL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023945

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

SUPPL

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Francis de Raimond

cc: Alain Marcheteau (Safran)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

I. Press Releases

- April 11, 2007 – SAFRAN reports Q1 2007 consolidated sales
- April 24, 2007 – Conclusions of the audit of Sagem Défense Sécurité accounts

II. Documents provided to regulatory authorities or stock exchanges and made public by such entities

III. Documents provided to shareholders, published or made available to the public

- SAFRAN – Notice of and invitation to attend to the combined shareholders' meeting of Friday, May 25, 2007 and the resolutions.

SAFRAN

Press release

SAFRAN REPORTS Q1 2007 CONSOLIDATED SALES

Paris, April 11, 2007 - The SAFRAN Group reported consolidated sales for the first quarter of **2,796 million euros**, an increase of **3.3%** over the same period in 2006. At constant exchange rates, the increase would have been 8.3%.

Millions of euros	March 31, 2006	March 31, 2007	Change (%)
Aerospace Propulsion	1,185	1,319	+ 11.3%
Aircraft Equipment	648	679	+ 4.8%
Defense Security	345	360	+ 4.3%
Communications	529	438	-17.2%
Consolidated sales	**2,707**	**2,796**	**+ 3.3%**

Aerospace Propulsion

Sales were up 11.3%. At a constant dollar, sales would have increased 18.6%. This strong growth reflects buoyant business in all civil aviation propulsion markets: commercial aircraft engines, spare parts and helicopter engines.

Aircraft Equipment

Sales by the Aircraft Equipment branch increased 4.8% over the same period in 2006. At constant exchange rates the increase would have been 11%, reflecting the continued rise in production rates for most programs.

Defense Security

Sales rose 4.3% from the year-earlier period. The Security division posted good growth in business volumes, spanning both terminals and cards.

Communications

Sales by the Communications branch decreased 17.2% from the year-earlier period. The mobile phone business experienced a sharp drop in sales volumes mainly due to the revamped product policy, launched at the end of 2006. However, sales by the broadband business rose 5% over the first quarter of 2006, driven by a strong sales growth in certain sectors.

SAFRAN is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 61,400 employees in over 30 countries, and annual revenues exceeding 11 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

Communiqué de presse

SAFRAN

Press release

Conclusions of the audit of Sagem Défense Sécurité accounts

Paris, April 24, 2007 - Following the discovery of unexplained accounting irregularities in the financial statements for Sagem Défense Sécurité for the periods ended December 31, 2005 and September 30, 2006, the SAFRAN Audit Committee asked two independent accounting firms to perform an audit in two successive phases, in December 2006 and January 2007.

The first phase was designed to determine the exact scope of the unexplained accounting irregularities and to analyze them.
The conclusions of this first phase were reported to the market in the SAFRAN press release dated February 14, 2007 which also announced the financial results for 2006, including the necessary adjustments.

The second phase of the audit had two objectives: to determine any possible shortcomings in Sagem Défense Sécurité's internal control procedures and recommend corrective measures; and to identify the specific facts behind the unexplained accounting irregularities.
The two accounting firms submitted their conclusions in a report that was reviewed by the SAFRAN Supervisory Board on April 24.
In general, they concluded that the main problems found at Sagem Défense Sécurité concerned the company's insufficient control over financial reporting data and its analysis of the profitability of certain contracts. They also noted the company's failure to comply with SAFRAN Group procedures concerning the economic and accounting tracking of these contracts.

The new Sagem Défense Sécurité management team is currently deploying the requisite corrective measures, along with the company's new organizational structures, in order to tighten the company's internal controls and ensure more efficient financial management.

Following in-depth investigations, the firm in charge of determining the facts behind the accounting irregularities concluded that these irregularities were due to calculation errors and an inaccurate assessment of the profitability of certain contracts, and of non-compliance, in some cases deliberate, with current accounting standards and rules.

None of the events under analysis are attributable to SAFRAN corporate management.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 61,400 employees in over 30 countries, and annual revenues exceeding 11 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Limited liability company (Société anonyme) with an Executive and a Supervisory Board and share capital of €83,405,917

Registered Office: 2 Boulevard du Général Martial Valin – 75015 PARIS

562 082 909 R.C.S. PARIS
SIRET N°: 562082909/01190

COMBINED SHAREHOLDERS' MEETING OF FRIDAY, MAY 25, 2007 (10:30 a.m.)

Article R 225-81 of French Commercial Code (Code de commerce)

PALAIS DES CONGRES
2, place de la Porte Maillot – PARIS 17

NOTICE OF MEETING AND INVITATION TO ATTEND

SAFRAN shareholders are invited to attend the Combined Shareholders' Meeting on **Friday, May 25, 2007 at 10:30 a.m.** to be held at the Palais des Congrès – 2, place de la Porte Maillot – PARIS (17), in order to deliberate on the following agenda:

I – Ordinary Shareholders' Meeting:

1. The management report of the Executive Board on the financial statements and transactions of the Company for the fiscal year ended December 31, 2006,
2. The Executive Board's special report on the share option plans,
3. The Supervisory Board's report on the report of the Executive Board and the financial statements for the fiscal year ended December 31, 2006,
4. The report of the Chairman of the Supervisory Board prepared in accordance with Article L.225-68 of the French Commercial Code (*Code de Commerce*),
5. Auditors' reports on the company and consolidated financial statements for the year ended December 31, 2006,
6. Auditors' report on the report of the Chairman of the Supervisory Board,
7. Auditors' report on agreements and commitments involving members of the Board of Directors of the Company covered by Article L. 225-86 of the French Commercial Code (*Code de Commerce*),
8. Approval of the Company financial statements and transactions for fiscal year 2006,
9. Approval of the consolidated financial statements,
10. Appropriation of net profit,
11. Ratification of the appointment of four new members to the Supervisory Board,
12. Authorization for the repurchase by the Company of its own shares,

II – Extraordinary Shareholders' Meeting:

13. Authorization granted to the Executive Board to increase the share capital,
14. Authorization granted to the Executive Board to reduce the share capital by cancellation of shares previously purchased,
15. Authorization granted to the Executive Board to grant share subscription and purchase options,
16. Auditors' reports on the financial authorizations to be granted to the Executive Board,
17. Conferring of powers.

***

All shareholders, irrespective of the number of shares they hold, are entitled to attend the Shareholders' Meeting in person, or be represented by their spouse or another shareholder, or vote by correspondence.

In order to attend the Shareholders' Meeting, individuals must prove they are shareholders by recording their shares in their name or the name of the intermediary acting on their behalf, in registered accounts or in bearer accounts held by authorized intermediaries, at least three working days prior to the meeting, that is by Tuesday, May 22 at 00:00 a.m., Paris time, at the latest.

In the case of registered shares, the recording of shares in the aforementioned registered accounts is sufficient to enable shareholders to attend the meeting.

In the case of bearer shares, this recording must be evidenced by an investment certificate issued by an authorized banking or financial intermediary, appended to the sole correspondence/proxy voting form or admission card request.

All individuals demonstrating their shareholder status as detailed above and wishing to attend the Shareholders' Meeting should submit a request for an admission card to the Company's agent, BNP PARIBAS (G.C.T– Service aux Emetteurs – Assemblées - Immeuble Tolbiac – 75450 Paris Cedex 09).

If a shareholder with bearer shares has not received his/her admission card by May 22, 2007 at 00:00 a.m., Paris time, he/she must request the authorized custodian to issue an investment certificate substantiating his/her shareholder status in order to attend the Shareholders' Meeting.

Any shareholder wishing to vote by correspondence may obtain a voting form from BNP PARIBAS (G.C.T– Service aux Emetteurs – Assemblées - Immeuble Tolbiac – 75450 Paris Cedex 09) by written request that must be received at least six days prior to the date of the Shareholders' Meeting. Correspondence voting forms, duly completed and signed, must be received at the Company's registered office at least three days prior to the date of the Shareholders' Meeting, accompanied in the case of holders of bearer shares, by an investment certificate issued by the authorized intermediary.

The Executive Board

OVERVIEW

***

*

Order levels continued to rise in 2006, despite the record highs already achieved in 2005, notably in the aviation sector.

At the end of December 2006, the order backlog included 2,121 CFM56 engines, 1,034 helicopter engines, various equipment (wheels and breaks, wiring, etc.), Sperwer drones and related maintenance equipment and biometric systems and visas.

SAFRAN Group adjusted pro forma consolidated revenue[1] for fiscal year 2006 is €11,329 million, up 7.1% on 2005. On a constant exchange rate and Group structure basis, this increase is 10.4%.

Revenue per branch breaks down as follow:

in € million	2005	2006	Change
Aerospace Propulsion	4,493	5,073	12.9,%
Aviation Equipment	2,510	2,644	5.3,%
Defense Security	1,231	1,445	17.4,%
Communications	2,342	2,167	-7.5%
Consolidated revenue	**10,576**	**11,329**	**7.1%**

The Aerospace Propulsion branch reported revenue growth of 12.9%. On a constant U.S. dollar exchange rate basis, growth was 16.1%. Original equipment volumes increased substantially, both for civil aircraft engines and helicopter engines. Spare parts and services activities continued at a high level (43% of total revenue), while military activities were stable.

The Aviation Equipment branch reported revenue growth of 5.3%. On a constant exchange rate and Group structure basis, growth was 9.1 %. Delays in the A380 program had an impact of €114 million.

The Defense Security branch reported revenue of €1,445 million, up 17.4% on last year. On a constant exchange rate and Group structure basis (primarily before consolidation of the Orga Group), growth was 5.4 %.

The Communications branch reported a 7.5% fall in revenue. However, on a constant Group structure basis (adjusted for the sale of wiring activities at the end of 2005), branch revenue rose 2.8 %.

ADJUSTED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

in € million	**2005 published**	**2005 restated**	**2006**	**Change**
Profit from operations	762	699	465	- 33.5%
As a % of revenue	*7.2 %*	*6.6 %*	*4.1 %*	
Net profit for the period	501	444	177	- 60.1%
Earnings per share (in €)	1.22	1.08	0.43	
Net borrowings	473	473	419	

* Error corrections in the 2005 financial statements of the Defense Security branch, impact the 2005 financial statements of SAFRAN Group. In addition, as the Research Tax Credit is now recorded in Profit from operations, the 2005 financial statements were restated accordingly.

---

[1] All figures presented in this document are adjusted pro forma figures, based on the assumption that the Sagem/Snecma merger was performed on January 1, 2004, canceling the main impacts on net profit of IFRS 3 on business combinations and reintroducing hedge accounting for financial instruments.

Profit from operations is €465 million for fiscal year 2006 compared to €699 million in 2005, representing a drop of 33.5%. This fall is mainly due to non-recurring events.

The Aerospace Propulsion branch improved its profitability, reporting an increase in profit from operations from €456 million in 2005 to €561 million in 2006. The extremely high level of activity, notably for aircraft engines, helicopter engines and related services, combined with good cost control, more than offset the less favorable U.S. dollar hedge rate than in 2005.

The Aviation Equipment branch reported profit from operations of €197 million, down slightly on fiscal year 2005 (€212 million), mainly attributable to the start-up phase of certain new programs. Profitability is, nonetheless, 7.5% of revenue, despite an unfavorable U.S. dollar exchange rate.

The Defense Security branch reported a loss from operations of €101 million (compared to a profit from operations, after corrections recorded following audit procedures by independent audit firms, of €35 million in fiscal year 2005). This reflects non-recurring expenses on defense contracts, operating losses on certain activities and finally restructuring costs in respect of Sagem Orga activities.

The Communications branch reported a loss of €176 million. This was due to significant pressure on prices in the mobile phone division, which led to the impairment in full of all intangible assets relating to this activity, which reported a loss from operations of €181 million. After the closure of two loss-making activities (televisions and mass produced printed circuits) and a substantial reduction in costs, the broadband division finished the year with a profit of €5 million.

Adjusted pro forma net profit for the period is €177 million. The decrease on 2005 is largely than that in Profit from operations, as the income tax expense includes corrections relating to tax audits currently being carried out in certain Group entities.

Group net borrowings total €419 million, down on the situation reported at the end of 2005 (€473 million). This reflects the maintenance by SAFRAN Group of a healthy financial position and a favorable balance sheet structure.

COMPANY FINANCIAL STATEMENTS

2006 revenue is €105 million, compared to €92 million in 2005. Revenue primarily comprises the cost of general assistance provided to subsidiaries and specific services (rent, seconded employees).

The loss from operations is €16 million, compared to €32 million in fiscal year 2005. This improvement is mainly due to public offer costs incurred in 2005 in respect of the Sagem-Snecma merger, which weighed heavily on 2005 profits.

Net finance income totaled €251 million, compared to €287 million in fiscal year 2005 and mainly comprises dividends received from Group subsidiaries and borrowing costs.

Net non-recurring items represent a net expense of €10 million, following the recording of provisions in respect of tax audits currently in progress.

The Company reported a net profit for fiscal year 2006 of €216 million, compared to €303 million in fiscal year 2005.

OBJECTIVES

Group activities in the aviation and defense sectors will continue to expand, while actions undertaken by the Communications branch should bear fruit. In this context, our objectives for 2007 are as follows:

- Revenue growth of around 5%,
- Operating margins in excess of 5% of revenue.

KEY RESULTS FOR THE LAST FIVE YEARS

In euros	Fiscal year 2002	Fiscal year 2003	Fiscal year 2004	Fiscal year 2005	Fiscal year 2006
SHARE CAPITAL AT THE END OF THE YEAR				(3)	
Share capital	36,044,360	36,405,229	35,500,000	83,405,917	83,405,917
Number of ordinary shares outstanding	27,071,000	36,405,229	177,500,000	417,029,585	417,029,585
Adjusted number of ordinary shares (1)	157,914,165	182,026,145	177,500,000	417,029,585	417,029,585
Number of non-voting preferred shares outstanding	8,973,360	0	0	0	0
Adjusted number of non-voting preferred shares (1)	52,344,600	0	0	0	0
Total number of shares outstanding	36,044,360	36,405,229	177,500,000	417,029,585	417,029,585
Adjusted total number of shares (1)	210,258,765	182,026,145	177,500,000	417,029,585	417,029,585
Maximum number of potential shares created by:					
- conversion of bonds					
- exercise of subscription rights					
RESULTS AND OPERATIONS OF THE YEAR					
Revenue	2,642,403,798	3,029,390,741	3,450,944,596	91,812,194	104,996,237
Net profit before income tax, employee profit-sharing, depreciation, amortization and provisions	54,015,274	146,500,005	238,577,114	264,715,285	224,572,080
Income tax expense	(2,418,074)	61,533,173	51,820,536	(71,790,444)	(118,622,179)
Employee profit-sharing	0	18,600,000	15,470,000	0	5,288,647
Net profit after income tax, employee profit-sharing, depreciation, amortization and provisions	44,168,623	154,322,999	110,055,539	302,595,258	216,429,174
Dividend distribution	31,286,203	34,220,915	91,746,509 (2)	150,130,650	91,746,509
PER SHARE DATA					
Net profit after income tax and employee profit-sharing but before depreciation, amortization and provisions					
- based on the number of ordinary shares outstanding	1.57	1.83	0.96	0.81	0.81
- based on the adjusted number of shares (1)	0.27	0.37	0.96	0.81	0.81
Net profit after income tax, employee profit-sharing, depreciation, amortization and provisions					
- based on the number of ordinary shares outstanding	1.23	4.24	0.62	0.73	0.52
- based on the adjusted number of shares (1)	0.21	0.85	0.62	0.73	0.52
Dividend per share:					
a) ordinary shares					
- based on the number of shares outstanding	0.90	0.94	0.22	0.36	0.22
- based on the adjusted number of shares (1)	0.15	0.19	0.22	0.36	0.22
b) non-voting preferred shares					
- based on the number of shares outstanding	-	-			
- based on the adjusted number of shares (1)	-	-			
EMPLOYEE DATA					
Average number of employees during the year	10,998	11,050	11,780	334	374
Total payroll	371,639,524	383,948,446	422,760,011	41,110,233	46,674,831
Total social and employee benefits paid in respect of the year (social security contributions, social works, etc)	187,896,640	193,807,406	215,406,137	23,301,207	22,686,116

(1) Adjusted for the 1 for 6 bonus issue decided by the General Shareholders' Meeting of December 18, 2003 and the five for one stock split decided by the General Shareholders' Meeting of December 20, 2004.

(2) Calculated based on 417,029,585 shares, i.e. the maximum number of shares making up the share capital of Sagem, after the share purchase/exchange bid for Snecma and the merger of Snecma and Sagem SA.

(3) Figures not comparable with the prior year as the 2005 figures represent the holding company activities of SAFRAN and the 2004 figures represent the operating activities of Sagem.

RESOLUTIONS

FIRST RESOLUTION: Approval of the Executive Board, Supervisory Board, Chairman of the Supervisory Board and Auditors' reports and the financial statements for the year ended December 31, 2006 – Discharge of members of the Executive and Supervisory Boards from all liability for the performance of their duties.

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and having taken due note of the management report of the Executive Board, the Supervisory Board's report, the report of the Chairman of the Supervisory Board prepared in accordance with Article L.225-68 of the French Commercial Code (*Code de Commerce*) and the Auditors' reports, together with the balance sheet and income statement, hereby approve in full the reports and the financial statements for the year ended December 31, 2006.

Shareholders hereby discharge members of the Executive and Supervisory Boards from all liability for the performance of their duties in 2006.

SECOND RESOLUTION: Appropriation of net profit for the year ended December 31, 2006 – Setting of the dividend at €0.22 per share

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and having taken due note of the reports of the Executive Board, the Supervisory Board and the Auditors hereby note that:

		in euros
• net profit for fiscal year 2006 is		216,429,173.97
• retained earnings total		1,661,631.40
- Prior year retained earnings	223,946.20	
- Dividends on treasury shares held by SAFRAN at the dividend payment date	1,437,685.20	
		============
Representing total available earnings for appropriation of		218, 090, 805.37
• and decide to appropriate this amount as follows:		
- Dividend per the bylaws : €0.01 to 417,029,585 shares		4,170,295.85
- Additional dividend: €0.21 to 417,029,585 shares		87,576,212.85
- Optional reserves		126,000,000.00
- Retained earnings		344,296.67

Shareholders therefore decide the payment on May 28, 2007 of a dividend of €0.22 per share, representing a total dividend distribution of €91,746,508.70.

The entire dividend distribution qualifies for the 40% tax allowance detailed in Article 158.3 paragraph 2 of the French General Tax Code (*Code Général des Impôts*).

Shareholders hereby decide, in accordance with Article L.225-210 of the French Commercial Code (*Code de Commerce*) that dividends payable on treasury shares held by the Company at the payment date shall be recorded in retained earnings.

Dividends distributed per share in respect of the last three years were as follows:

Fiscal year	Number of shares	Gross dividend euro	Tax credit euro	Net dividend euro	**Adjusted net dividend* euro**
2003	36,405,229	1.41	0.47	0.94	**0.19**
2004	417,029,585	0.22	-[2]	0.22	**0.22**
2005	417,029,585	0.36	-[3]	0.36	**0.36**

(1) *Adjusted to take account of the one for six bonus issue in December 2003 and the five for one stock split decided by the Combined Shareholders' Meeting of December 20, 2004.

(2) The entire dividend distribution qualifies for a tax allowance of 50%

(3) The entire dividend distribution qualifies for a tax allowance of 40%

THIRD RESOLUTION: Approval of the consolidated financial statements

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, hereby approve the consolidated financial statements for the year ended December 31, 2006, as presented, prepared in accordance with the provisions of Articles L.233-16 *et seq.* of the French Commercial Code (*Code de Commerce*).

FOURTH RESOLUTION: Approval of the Auditors' report on agreements and commitments involving members of the Board of Directors of the Company

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and having taken due note of the Auditors' report on agreements and commitments involving members of the Board of Directors of the Company covered by Articles L.225-86 *et seq.* of the French Commercial Code (*Code de Commerce*), hereby approve said report and the agreements referred to therein.

FIFTH RESOLUTION: Ratification of the appointment of Mr. Christophe Burg to the Supervisory Board

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and having taken due note of the reports of the Executive and Supervisory Boards, hereby ratify the appointment of Mr. Christophe Burg to the Supervisory Board as a representative of the French State, following his appointment by the Supervisory Board after being named by French Ministry of Defense Decree on September 8, 2006 to replace Mr. Philippe Jost.

As such, Mr. Christophe Burg is appointed to the Supervisory Board for the remainder of the term of office of his predecessor, that is until the end of the General Shareholders' Meeting held to approve the financial statements for the year ended December 31, 2010.

SIXTH RESOLUTION: Ratification of the appointment of Mr. Francis Mer to the Supervisory Board

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and having taken due note of the reports of the Executive and Supervisory Boards, hereby ratify the appointment to the Supervisory Board of Mr. Francis Mer, following his appointment by the Supervisory Board on December 12, 2006 to replace Mr. Pierre Moraillon who resigned with effect from December 12, 2006.

As such, Mr. Francis Mer is appointed to the Supervisory Board for the remainder of the term of office of his predecessor, that is until the end of the General Shareholders' Meeting held to approve the financial statements for the year ended December 31, 2010.

SEVENTH RESOLUTION: Ratification of the appointment of Mr. Michel Toussan to the Supervisory Board

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and having taken due note of the reports of the Executive and Supervisory Boards, hereby ratify the

appointment to the Supervisory Board of Mr. Michel Toussan, following his appointment by the Supervisory Board on December 12, 2006 to replace Mr. Xavier Lagarde who resigned with effect from January 1, 2007.

As such, Mr. Michel Toussan is appointed to the Supervisory Board for the remainder of the term of office of his predecessor, that is until the end of the General Shareholders' Meeting held to approve the financial statements for the year ended December 31, 2010.

<u>EIGHTH RESOLUTION</u>: Ratification of the appointment of Mr. Didier Lallement to the Supervisory Board

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and having taken due note of the reports of the Executive and Supervisory Boards, hereby ratify the appointment of Mr. Didier Lallement to the Supervisory Board as a representative of the French State, following his appointment by the Supervisory Board on March 20, 2007 after being named by Ministerial Decree on March 19, 2007 to replace Mr. Michel Wachenheim.

As such, Mr. Didier Lallement is appointed to the Supervisory Board for the remainder of the term of office of his predecessor, that is until the end of the General Shareholders' Meeting held to approve the financial statements for the year ended December 31, 2010.

<u>NINTH RESOLUTION:</u> Repurchase by the Company of its own shares

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and having taken due note of the report of the Executive Board:

1- hereby authorize, in accordance with the provisions of Articles L.225-209 *et seq.* of the French Commercial Code (*Code de Commerce*), the Executive Board to purchase shares in the Company up to a maximum of 10% of the number of shares making up the share capital of the Company, this amount being adjusted when necessary to reflect capital transactions performed after the General Shareholders' Meeting.

Such purchases may be performed in order to:

- grant or sell shares to employees and/or executive officers of the Company and its Group, in accordance with the terms and conditions provided by law and notably as part of an employee profit-sharing plan, share purchase option scheme, bonus share issue or corporate employee savings scheme;
- cancel shares subject to approval of the tenth resolution hereafter;
- ensure a market in or the liquidity of the SAFRAN share, via a liquidity contract with an investment services provider, which complies with an ethics charter recognized by the AMF;
- hold the shares and exchange them at a later date as payment, notably in external growth transactions, within the framework of stock market regulations;
- perform any market practice recognized in the future by law or the AMF, in which case the Company shall notify the public, in accordance with applicable laws and regulations, of any amendments to the repurchase program concerning the modified objectives.

These share purchase, sale, transfer and exchange transactions may be performed by any means, on the stock market or over-the-counter, including through the use of derivative instruments (options, negotiable warrants, etc.) and at any time, in accordance with prevailing regulations.

There is no limit on the portion of the repurchase program used to negotiate share blocks.

Irrespective of the ultimate purpose of the share repurchase transactions, they must be performed in accordance with the provisions of European Regulation No.2273/2003, whether in terms of volumes purchased, the acquisition price or holding periods; in particular, transactions must not be performed at a price above the higher of the price of the last independent trade and the highest current independent bid on the trading venues when the purchase is carried out, or represent more than 25% of the average daily volume of shares traded on the market during the reference period, equal to the average daily volume of the shares traded during the twenty trade days preceding the day of purchase.

2- hereby set the maximum share purchase price at 30 euros per share (excluding costs), subject to the aforementioned price adjustment in the event of the capitalization of additional paid-in capital, reserves or profits, giving rise to an increase in the par value of shares, the creation and granting of bonus shares or a stock split or consolidation, in order to take account of the impact of such operations on the share value; the total amount allocated to this share purchase program may not exceed €1,230,000,000

3- hereby confer full powers on the Executive Board, including the power of delegation, to:

- submit all stock market orders;
- allocate or reallocate shares purchased to the Company's different objectives, in accordance with applicable legal and regulatory provisions;
- enter into all agreements, notably with a view to the keeping of share purchase and sale registers;
- file all returns and perform all formalities with the AMF and any other body;
- perform all other formalities and, in general, do all that is necessary for the application of this authorization.

Shareholders also hereby confer full powers on the Executive Board, should the law or the AMF extend or supplement authorized objectives for share repurchase programs, to notify the public, in accordance with applicable laws and regulations, of any amendments to the repurchase program concerning the modified objectives.

This authorization is granted for a period expiring on the date of the next Annual General Shareholders' Meeting, subject to a maximum period of 18 months commencing the date of this Shareholders' Meeting. It may be used during takeover bids for shares and/or cash, within the limits prescribed by applicable regulations.

The Executive Board shall inform the Shareholders' Meeting of transactions performed pursuant to this authorization.

TENTH RESOLUTION: Share capital reduction by cancellation of shares

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings and having taken due note of the reports of the Executive Board and the auditors:

1- hereby authorize the Executive Board, at its sole initiative and on one or more occasions, up to a maximum of 10% of the share capital of the Company, to cancel treasury shares held, in full or part and reduce the share capital in the same amount;

2- hereby confer full powers on the Executive Board, including the power of delegation, to perform transactions, make the necessary deductions from additional paid-in capital and reserves, amend the bylaws and perform all formalities;

This authorization is granted for a period expiring on the date of the next Annual General Shareholders' Meeting.

ELEVENTH RESOLUTION: Authorization to increase the share capital by capitalization of reserves, profits and additional paid-in capital

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, having taken due note of the report of the Executive Board and in accordance with Articles L. 225-129 and L. 225-130 of the French Commercial Code (*Code de commerce*):

1- hereby delegate to the Executive Board, with the possibility of sub-delegation to any person authorized by law, the authority to increase the share capital of the Company, on one or more occasions and in the amounts and at the times decided by it, through the capitalization of reserves, profits, additional paid-in capital or other authorized amounts and issue bonus shares, increase the par value of outstanding shares or perform a combination thereof; the Executive Board may delegate to its Chairman, under the conditions provided by law, all the powers necessary to decide a share capital increase.

2- hereby decide that the maximum par value amount of share capital increases performed pursuant to this delegation may not exceed €100,000,000 (one hundred million euros), subject to any adjustments performed in accordance with applicable legal and regulatory provisions and, where appropriate, contractual provisions introducing other adjustments, in order to protect the rights of bearers of marketable securities or other rights conferring access to the share capital.

3- hereby decide that the Executive Board may decide that fractions of shares cannot be traded and that the corresponding shares shall be sold, with the sales proceeds payable to holders of these rights no later than thirty days after the date of registration in their account of the full number of shares granted.

Shareholders hereby confer full powers on the Executive Board to perform a share capital increase and make the necessary amendments to the bylaws.

These powers are delegated to the Executive Board for a period expiring on the date of the next Annual General Shareholders' Meeting.

TWELFTH RESOLUTION: Authorization to grant share subscription or purchase options

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings, having taken due note of the report of the Executive Board and the Auditors' special report and in accordance with the provisions of Articles L. 225-177 *et seq.* of the French Commercial Code (*Code de Commerce*):

1- hereby authorize the Executive Board to grant, on one or more occasions and with the agreement of the Supervisory Board, to employees or executive officers of the Company and related companies or groupings within the meaning of Article L. 225-180 of the aforementioned Code, holding less than 10% of the share capital of the Company, options conferring entitlement, at the discretion of the Executive Board, to subscribe for new shares or purchase existing shares in the Company, subject to a maximum of 1% of the share capital at the date of grant.

   The Supervisory Board, at the recommendation of the Compensation and Appointments Committee, shall (1) determine the total number of options to be granted to executive officers and (ii) the terms and conditions of implementation of the provisions of Article L. 225-185, paragraph 4, of the French Commercial Code (*Code de Commerce*) introduced by Article 62 I of Law n°2006-1770 of December 30, 2006 and shall report thereon to Shareholders' Meetings in accordance with Article L. 225-102 of the French Commercial Code (*Code de commerce*). Referral to the Investments and Transfers Commission shall be made where necessary.

2- hereby decide that the subscription price of new shares and purchase price of existing shares on exercise of the options shall be determined by the Executive Board, with the agreement of the Supervisory Board, on the option grant date as follows:

   - the subscription price of new shares shall not be less than the average closing price on the Euronext Eurolist market during the twenty trading sessions preceding the Executive Board meeting;

- the purchase price of existing shares shall not be less than the average closing price on the Euronext Eurolist market during the twenty trading sessions preceding the Executive Board meeting or the average purchase price of shares held by the Company pursuant to Articles L.225-208 and/or L.225-209 of the French Commercial Code (*Code de commerce*).

The option strike price, as determined above, may not be modified unless the Company performs a financial or equity transaction covered by Article L.225-181 of the French Commercial Code (*Code de Commerce*) or Articles 174-8 *et seq*. of the Decree of March 23, 1967. In such cases, the Executive Board shall adjust, in accordance with legal and regulatory provisions, the number and price of shares that may be purchased or subscribed by exercise of the options, to take account of the impact of the transaction.

3- hereby take due note that this authorization includes the waiver by shareholders of their preferential subscription rights to the shares issued following the exercise of the options, in favor of the beneficiaries of such options.

4- hereby decide that options must be exercised within a period of seven years from the date of grant by the Executive Board, subject to a reduction in this period by the Executive Board notably for beneficiaries resident in third countries where a shorter period is provided by law.

5- hereby confer full powers on the Executive Board, with the approval of the Supervisory Board, to implement this authorization and notably to:

- draw-up the list of beneficiaries and decide the number of options to be granted to each beneficiary;
- determine the option terms and conditions and notably;
  - the period of validity of the options, within the limits set above;
  - the date(s) or period of exercise of the options, it being understood that the Executive Board may (a) bring forward the dates or periods of exercise of the options, (b) maintain the exercisable nature of the options or (c) modify the dates or period during which shares received on exercise of the options may not be sold or held in bearer form;
  - any clauses prohibiting the immediate onward sale of all or part of the shares, subject to a maximum lock-in period of three years commencing the date of exercise;
  - where applicable, limit, suspend, restrict or prohibit the exercise of options or the sale of shares or their conversion into bearer shares during certain periods or after certain events, with respect to all or part of the options or shares or all or part of the beneficiaries;
- determine the terms and conditions of exercise or temporary suspension of exercise of the options granted, perform all necessary transactions, determine the date from which new shares issued on exercise of options shall rank for dividends, take due note of the performance of share capital increases in the amount of shares subscribed following the exercise of options, amend the bylaws accordingly and, where applicable, offset share capital increase costs against related additional paid-in capital and deduct from this amount the necessary sums to bring the legal reserve to one-tenth of the new share capital amount after each share capital increase and, in general, perform all formalities necessary to the issue, listing and financial service of the shares issued pursuant to the present resolution and everything useful and necessary within the prevailing legal and regulatory framework.

The Executive Board may use this authorization, on one or more occasions, during a period expiring on the date of the next Annual General Shareholders' Meeting.

In accordance with the provisions of Article L.225-184 of the French Commercial Code (*Code de Commerce)*, the Executive Board shall report each year to the ordinary general meeting on any transactions performed pursuant to this resolution.

THIRTEENTH RESOLUTION: Share capital increase reserved for employees

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings, having taken due note of the report of the Executive Board and the Auditors' special report and in accordance with the provisions of Article L.225-129-6 of the French Commercial Code (*Code de Commerce*) and Article L.443-5 of the French Employment Code (*Code du Travail*):

1- hereby delegate to the Executive Board, with the approval of the Supervisory Board, the authority to increase the share capital of the Company, on one or more occasions, by issuing shares reserved for employees of the Company and French and foreign related companies within the meaning of Article L.225-180 of the French Commercial Code (*Code de Commerce*), where such employees are members of the SAFRAN Group corporate savings plan or any other corporate saving plan;

2- hereby take due note that this authorization includes the waiver by shareholders of their preferential subscription rights in favor of the employees for whom the share capital increase is reserved;

3- hereby limit the total par value amount of shares subscribed pursuant to this authorization to 1% of the outstanding share capital as of the date of the decision by the Executive Board to perform the issue;

4- hereby decide that the subscription price of new shares shall not be less than the average opening stock market price during the twenty trading sessions preceding the decision of the Executive Board setting the subscription start date, less the maximum discount provided for by law as of the date of the Executive Board decision.

This authorization is valid for a period expiring on the date of the next Annual General Shareholders' Meeting.

FOURTEENTH RESOLUTION: Bonus share issue

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings, having taken due note of the report of the Executive Board and the Auditors' special report and in accordance with the provisions of Articles L. 225-197-1 *et seq.* of the French Commercial Code (*Code de Commerce*):

1- hereby authorize the Executive Board, with the approval of the Supervisory Board, on one or more occasions, to carry out bonus share issues in favor of employees or certain groups of employees selected from among the employees and executive officers of the Company and related companies within the meaning of Article L. 225-197-2 of the French Commercial Code (*Code de Commerce*).

2- hereby decide that the Executive Board shall carry out bonus share issues and determine the identity of beneficiaries of bonus shares and the terms and conditions thereof and, where applicable, grant criteria.

3- hereby decide that bonus share issues performed pursuant to this authorization may not concern a number of outstanding shares in excess of 1% of the share capital of the Company at the grant date, subject to any adjustments performed in accordance with applicable legal and regulatory provisions and, where appropriate, contractual provisions introducing other adjustments, in order to protect the rights of bearers of marketable securities or other rights conferring access to the share capital.

4- hereby decide that the grant of shares to beneficiaries shall become definitive after a vesting period the duration of which shall be determined by the Executive Board, subject to a minimum of two years and that beneficiaries must hold such shares during a minimum period determined by the Executive Board, which may not be less than two years commencing the definitive grant of said shares. Nonetheless, where the vesting period for all or part of one of more bonus issues is at least four years, shareholders authorize the Executive Board not to impose a lock-in period for the shares in question.

   Should the beneficiary suffer from a disability involving his/her classification in category two or three of Article L.341-4 of the French Social Security Code (*Code de la sécurité sociale*), the shares shall be definitively

granted before the end of the remaining vesting period and shall be freely exchangeable from the date of delivery.

5- hereby confer full powers on the Executive Board, with the possibility of sub-delegation in accordance with legal and regulatory provisions, to implement this authorization, under the aforementioned conditions and within the limits authorized by prevailing legislation.

This authorization is valid for a period expiring on the date of the next Annual General Shareholders' Meeting.

In accordance with legal and regulatory provisions and, in particular, Article L.225-197-4 of the French Commercial Code (*Code de Commerce)*, the Executive Board shall report each year to the ordinary general meeting on any transactions performed pursuant to this resolution.

FIFTEENTH RESOLUTION: Overall par value ceiling for authorized share capital increases

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to Extraordinary General Meetings and having taken due note of the report of the Executive Board, hereby set the maximum share capital increase which may be performed by the Executive Board pursuant to the authorizations granted by the eleventh, twelfth and thirteenth resolutions at €110,000,000 par value. All share capital increases performed pursuant to one of these resolutions shall, therefore, be deducted from this ceiling.

SIXTEENTH RESOLUTION: Powers conferred by shareholders to comply with legal formalities

Shareholders hereby confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary publication, filing or other formalities in respect of the resolutions adopted by this meeting.

***

SAFRAN

Limited liability company (*Société anonyme*) with an Executive and a Supervisory Board,
and share capital of €83,405,917
Registered office: 2 boulevard du Général Martial Valin – 75724 Paris Cedex 15

562 082 909 RCS Paris
SIRET N°: 562 082 909/01190

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COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF FRIDAY, MAY 25, 2007

DOCUMENT REQUEST FORM
(Article 133 of Decree 67-236 of March 23, 1967)
to be returned to the Shareholder Relations Department, SAFRAN

I the undersigned:

Last name:

First name:

Home address:

Owner of ____________ SAFRAN shares,

Hereby request the Company to send to the above address, the documents provided for in Article 135 of Decree No. 67-236 of March 23, 1967.

Place: Date:

Signature:

When my shares are held in registered form, please send me these documents for all future shareholders' meetings, without further request from me.

Signature:

END